UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
SEMrush Holdings Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)
81686C104
(CUSIP Number)
March 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 81686C104

1	NAME OF REPORTING PERSON ClearBridge Investments, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER (See Item 4)
	6	SHARED VOTING POWER (See Item 4)
	7	SOLE DISPOSITIVE POWER (See Item 4)
	8	SHARED DISPOSITIVE POWER (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,532,732
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON IA, OO (See Item 4)

CUSIP No.: 81686C104
ITEM 1(a).	NAME OF ISSUER: SEMrush Holdings, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 800 Boylston Street, Suite 2475 Boston, MA 02199
ITEM 2(a).	NAME OF PERSON FILING: ClearBridge Investments, LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 620 8th Ave. New York, NY 10018
ITEM 2(c).	CITIZENSHIP: Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value $0.00001 per share
ITEM 2(e).	CUSIP NUMBER: 81686C104
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
The securities reported herein are beneficially owned by one or more open end investment companies or other managed accounts that are investment management clients of ClearBridge Investments, LLC ("CBI"), an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). When an investment management contract including a sub advisory agreement) delegates to CBI investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats CBI as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, CBI reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Item 4. As a result, for purposes of Rule 13d-3 under the Act, CBI may be deemed to be the beneficial owner of the securities reported in this Schedule 13G.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by CBI are exercised independently from FRI (CBI's parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than CBI are, collectively, "FRI affiliates"). Furthermore, internal policies and procedures of CBI and FRI affiliates establish informational barriers that prevent the flow between CBI and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, CBI and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because CBI exercises voting and investment powers on behalf of its investment management clients independently of FRI affiliates, beneficial ownership of the securities reported by CBI is not attributed to the Principal shareholders. CBI disclaims any pecuniary interest in any of the securities reported in this Schedule 13G. In addition, the filing of this Schedule 13G on behalf of CBI should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of such securities.

Furthermore, CBI believes that it is not a "group" with FRI affiliates, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them is otherwise required to attribute to any other the beneficial ownership of the securities held by such person or by any persons or entities for whom or for which CBI or the FRI affiliates provide investment management services.

(a) Amount beneficially owned:
1,532,732
(b) Percent of class:
15.3%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
ClearBridge Investments, LLC: 1,532,382
(ii) shared power to vote or to direct the vote:
ClearBridge Investments, LLC: 0
(iii) sole power to dispose or direct the disposition of:
ClearBridge Investments, LLC: 1,532,732
(iv) shared power to dispose or to direct the disposition of:
ClearBridge Investments, LLC: 0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The clients of ClearBridge Investments, LLC, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

ClearBridge Small Cap Growth Fund, an investment company registered under the Investment Company Act of 1940 and managed by ClearBridge Investments, LLC, has an interest in 1,361,030 shares, or 13.6%, of the class of securities reported herein.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

CUSIP No.: 81686C104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 08 2021	ClearBridge Investments, LLC By: /s/BARBARA BROOKE MANNING Name: Barbara Brooke Manning Title: General Counsel & Chief Compliance Officer of ClearBridge Investments, LLC
April 08 2021	ClearBridge Small Cap Growth Fund By: /s/THOMAS MANDIA Name: Thomas Mandia Title: Senior Vice President of ClearBridge Small Cap Growth Fund
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 81686C104
EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on April 8, 2021.

ClearBridge Investments, LLC

By: /s/BARBARA BROOKE MANNING
_______________________________________________
Barbara Brooke Manning
General Counsel & Chief Compliance Officer of ClearBridge Investments, LLC

ClearBridge Small Cap Growth Fund

By:/s/THOMAS MANDIA
________________________________________________
Thomas Mandia
Senior Vice President of ClearBridge Small Cap Growth Fund